Exhibit 99.1

MOBILICOM LIMITED

ABN 26 617 155 978

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2023 Annual General Meeting (“Meeting”) of the shareholders of Mobilicom Limited (ABN 26 617 155 978) (“the Company”) will be held by virtual technology on Wednesday 31 May 2023 at 9.00am (Melbourne time).

Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chair as early as possible and in any event prior to the cut-off for proxy voting as set out in the Notice (being 9.00am on 29 May 2023). Instructions for lodging proxies are included on your personalised proxy form.

Arrangements for attendance by Zoom, with the ability to participate in the meeting including to vote on a poll and to ask questions, can be made by contacting the Company Secretary by email to justin@jmcorp.com.au. Where applicable, arrangements will be made for direct voting at the meeting by shareholders, proxies, corporate representatives and holders of powers of attorney.

If you wish to attend the meeting and cast your vote during the meeting, please follow the steps below to login, vote and participate:

Step 1: Visit https://web.lumiagm.com/305-399-437 on your desktop or mobile device

Step 2: Enter username (Voting Access Code – ‘VAC’) - this can be located on your proxy form.

 Step 3: Enter your postcode registered to your holding if you are an Australian securityholder. If you are an overseas securityholder select the country of your registered holding from the drop-down list

Step 4: Accept the Terms and Conditions and click ‘Continue’.

Where applicable, arrangements will be made for direct voting at the meeting by shareholders, proxies, corporate representatives and holders of powers of attorney.

In addition, the Company is happy to accept and answer questions submitted at least two business days prior to the Meeting by email to justin@jmcorp.com.au. The Company reserves the right to not respond to any unreasonable and/or offensive questions at its discretion.

If it becomes necessary or appropriate to make alternative arrangements to those set out in this Notice the Company will announce the alternative arrangements to ASX. Shareholders are encouraged to check for announcements of the Company at the ASX website www2.asx.com.au, search code “MOB”.

AGENDA

Further details in respect of each of the Resolutions proposed in this Notice of Annual General Meeting (“Notice”) are set out in the Explanatory Memorandum (“Memorandum”) accompanying this Notice. The details of Resolutions contained in the Memorandum should be read together with, and form part of, this Notice.

AGM BUSINESS

2022 ANNUAL FINANCIAL STATEMENTS

To lay before the meeting and consider the Annual Financial Statements of the Company in respect of the year ended 31 December 2022 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report.

RESOLUTION 1: NON-BINDING RESOLUTION TO ADOPT REMUNERATION REPORT

To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

“That the Company approve the adoption of the Remuneration Report, included in the Directors’ Report, for the year ended 31 December 2022.”

Voting Prohibition:

A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of either of the following persons:

(a)	a member of the key management personnel, details of whose remuneration are included in the Remuneration Report; or

(b)	a closely related party of such a member.

(referred to herein as Restricted Voters).

However, a person (voter) may cast a vote on Resolution 1 as a proxy if the vote is not cast on behalf of a Restricted Voter and the voter is appointed as a proxy in writing that specifies the way the proxy is to vote on Resolution 1. The Chair may also exercise undirected proxies if the vote is cast on behalf of a person entitled to vote on Resolution 1 and the proxy appointment expressly authorises the Chair to exercise the proxy even if Resolution 1 is connected directly or indirectly with the remuneration of members of the key management personnel of the Company.

Voting Note:

Directors of the Company who are key management personnel whose remuneration details are included in the 2022 Remuneration Report, any other key management personnel whose remuneration details are included in the 2022 Remuneration Report, or any of their closely related parties, will not be able to vote on Resolution 1 or to vote undirected proxies held by them on Resolution 1.

RESOLUTION 2: RE-ELECTION OF YOSSI SEGAL AS A DIRECTOR

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr Yossi Segal, who retires by rotation in accordance with the Company’s constitution and, being eligible, offer himself for re-election, be re-elected as a Director of the Company.”

RESOLUTION 3: APPROVAL OF 10% PLACEMENT FACILITY

To consider, and if thought fit, pass the following resolution as a special resolution:

“That for the purposes of ASX Listing Rule 7.1A, shareholders approve the Company having the capacity to issue fully paid ordinary shares in the capital of the Company up to the maximum number permitted under ASX Listing Rule 7.1A.2 at an issue price which is not less than 75% of the volume weighted average market (closing) price of the Company’s ordinary shares calculated over the last fifteen (15) days on which trades of the Company’s ordinary shares were recorded on ASX immediately before the date on which the issue price is agreed or the date the issue is made as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Note:

If as at the time of the Meeting, the Company:

●	is included in the S&P/ASX 300 Index; and

●	has a market capitalisation of greater than AU$300 million,

this Resolution will be withdrawn.

Voting Exclusion Statement

The Company will disregard any votes cast in favour of this Resolution by or on behalf of any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity) or any associate of that person.

However, this does not apply to a vote cast in favour of this Resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

OTHER BUSINESS

RESOLUTION 4A - APPROVAL TO ISSUE OPTIONS – OREN ELKAYAM

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholders approve the issue of 109,375,000 unlisted options to Oren Elkayam (and/or his nominee(s)), with terms and as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for Resolution 4A is set out below.

RESOLUTION 4B - APPROVAL TO ISSUE OPTIONS – YOSSI SEGAL

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholders approve the issue of 54,687,500 unlisted options to Yossi Segal (and/or his nominee(s)), with terms and as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for Resolution 4B is set out below.

RESOLUTION 4C - APPROVAL TO ISSUE OPTIONS – JONATHAN BRETT

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholders approve the issue of 15,312,500 unlisted options to Jonathan Brett (and/or his nominee(s)), with terms and as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for Resolution 4C is set out below.

RESOLUTION 4D - APPROVAL TO ISSUE OPTIONS – CAMPBELL MCCOMB

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholders approve the issue of 15,312,500 unlisted options to Campbell McComb (and/or his nominee(s)), with terms and as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for Resolution 4D is set out below.

RESOLUTION 4E- APPROVAL TO ISSUE OPTIONS – SHALOM ELKAYAM

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholders approve the issue of 15,312,500 unlisted options to Shalom Elkayam (and/or his nominee(s)), with terms and as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for Resolution 4E is set out below.

Voting Exclusion Statement – Resolutions 4A to 4E

The Company will disregard any votes cast in favour of Resolutions 4A to 4E respectively by or on behalf of a person referred to in rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the employee incentive scheme in question or any associate of that person in respect of Resolutions 4A to 4E respectively.

However, this does not apply to a vote cast in favour of Resolutions 4A to 4E respectively by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Proxy Voting Prohibition – Resolutions 4A to 4E

Other than as set out below, a vote on Resolutions 4A to 4E must not be cast as proxy by a Restricted Voter.

A Restricted Voter may cast a vote on Resolutions 4A to 4E as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or

●	the Restricted Voter is the chair and the written appointment of the chair as proxy:

o	does not specify the way the proxy is to vote on this resolution; and

o	expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

RESOLUTION 5: APPROVAL OF INCENTIVE PLAN

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.2 Exception 13(b) and for all other purposes, approval is given for the Company to adopt an employee incentive scheme as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of this Resolution 5 by or on behalf of a person who is eligible to participate in the employee incentive scheme or any of their associates.

However, this does not apply to a vote cast in favour of Resolution 5 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Proxy Voting Prohibition

Other than as set out below, a vote on Resolution 5 must not be cast as proxy by a Restricted Voter.

A Restricted Voter may cast a vote on Resolution 5 as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or

●	the Restricted Voter is the chair and the written appointment of the chair as proxy:

o	does not specify the way the proxy is to vote on this resolution; and

o	expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board

Justin Mouchacca

Company Secretary

Dated: 30 April 2023

The accompanying Proxy Instructions and Memorandum form part of this Notice.

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A member who is entitled to vote at a meeting may appoint:

●      one proxy if the member is only entitled to one vote; and

●      one or two proxies if the member is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the member’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be lodged with the Company’s share registry not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

The proxy may, but need not, be a member of the Company. A proxy form is attached to this Notice.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chair of the meeting as your proxy.

Corporate Representatives

 Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting

Voting Entitlement

For the purposes of the Corporations Act and Corporations Regulations shareholders entered on the Company’s Register of Members as at 7.00pm (Melbourne time) on Monday 29 May 2023 are entitled to attend and vote at the meeting.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

How the Chair Will Vote Undirected Proxies

 Subject to the restrictions as set out in the Notice, the Chair of the Meeting will vote undirected proxies in favour of all of the proposed Resolutions.

Voting Restrictions on Resolution 1 (Remuneration Report)

The Remuneration Report identifies key management personnel for the year ended 31 December 2022. Their closely related parties are defined in the Corporations Act 2001 (Cth) and include specified family members, dependents and companies they control.

Directors of the Company who are key management personnel whose remuneration details are included in the 2022 Remuneration Report, any other key management personnel whose remuneration details are included in the 2022 Remuneration Report, or any of their closely related parties, will not be able to vote on Resolution 1 or to vote undirected proxies held by them on Resolution 1 provided however that the Chair may vote undirected proxies on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

Proxy voting restrictions on Resolutions 4A to 5

The Remuneration Report identifies key management personnel for the year ended 31 December 2022. Their closely related parties are defined in the Corporations Act to include specified family members, dependents and companies they control. Directors of the Company who are key management personnel whose remuneration details are included in the 2022 Remuneration Report, or any of their closely related parties, will not be able to vote undirected proxies held by them on Resolutions 4A to 5 provided however that the Chair vote undirected proxies on Resolutions 4A to 5 on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

Special resolutions

For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution. Resolutions 3 is special resolutions.

Lodgement of proxies

Shareholders can lodge their proxy through the following options:

-       online at www.votingonline.com.au/mobagm2023;

-       by mail addressed to Mobilicom Limited, C/- Boardroom Pty  Limited, GPO Box 3993, Sydney NSW 2001;

-       by fax to the Company’s share registry, at +61 2 9290 9655; or

-       by hand at Boardroom Pty Limited, Level 8, 210 George Street, NSW 2000

MOBILICOM LIMITED

ABN 26 617 155 978

ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

This Memorandum has been prepared for the information of members of Mobilicom Limited (ABN 26 617 155 978) (the “Company”) in connection with the business to be conducted at the 2023 Annual General Meeting (“Meeting”) of Shareholders of the Company to be held by virtual technology on Wednesday 31 May 2023 at 9.00am (Melbourne time).

Please refer to the note on the front cover of the Notice regarding lodging proxies and/or attending the Meeting.

Shareholders are strongly encouraged to lodge their directed proxy forms in accordance with the instructions set out therein to vote before the Meeting.

This Memorandum should be read in conjunction with, and forms part of, the accompanying Notice.

AGM BUSINESS

2022 Annual Financial Statements

The Annual Financial Statements, comprising the Financial Report, Directors’ Report and Auditor’s Report for the year ended 31 December 2022 will be laid before the meeting. Shareholders will have the opportunity to ask questions about, or make comments on, the 2022 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend, to answer questions about the audit of the Company’s 2022 Annual Financial Statements.

As permitted by the Corporations Act, a printed copy of the Company’s 2022 Annual Report has been sent only to those shareholders who have elected to receive a printed copy. A copy of the 2022 Annual Report is available from the Company’s website (www.mobilicom.com) and the ASX announcements page of the Company (www.asx.com.au, search code “MOB”). A copy of the 2022 Annual Report can also be obtained upon request to Justin Mouchacca, the Company Secretary, by email to justin@jmcorp.com.au.

There is no requirement for these reports to be formally approved by shareholders. No resolution is required to be moved in respect of this item.

Resolution 1: Non-binding Resolution - Remuneration Report

The Company is required pursuant to the Corporations Act 2001 (Cth) (“the Corporations Act”), to propose a non-binding resolution regarding the 2022 Remuneration Report, which forms part of the Director’s Report in the 2022 Annual Financial Statements. The vote is advisory only and does not bind the Directors or the Company.

Shareholders attending the 2023 Annual General Meeting of the Company will have an opportunity to discuss and put questions in respect of the Remuneration Report.

The Board will consider the outcome of the vote and comments made by shareholders on the Remuneration Report at the meeting when reviewing the Company’s remuneration policies. Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive annual general meetings (AGM) (treating this AGM as the first such meeting), shareholders will be required to vote at the second of those AGM’s on a resolution (a spill resolution) that another meeting be held within 90 days at which all of the Company’s Directors (other than the Managing Director and CEO) must be put up for re-election. The vote on the Remuneration Report contained in the Company’s 2021 Annual Financial Statements was passed with the support of more than 75% of votes thus a spill resolution will not be required in the event 25% or more of votes that are cast are against the adoption of the 2022 Remuneration Report. However, in the event that 25% or more of votes that are cast are against the adoption of the 2022 Remuneration Report, shareholders should be aware that if there is a ‘no’ vote of 25% or more for the same resolution at the next AGM the consequences are that it may result in the re-election of the Board.

Note that a voting exclusion applies to Resolution 1 in the terms set out in the Notice. In particular, Directors and other members of the key management personnel details of whose remuneration are included in the Remuneration Report or a closely related party of those persons must not vote on Resolution 1 and must not cast a vote as proxy, unless the proxy appointment gives a direction on how to vote provided however that the Chair may vote undirected proxies on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

Resolution 2: Re-election of Mr Yossi Segal as a Director

Article 59 of the Constitution requires one third of the Directors or, if their number is not 3 or a multiple of 3, then the number nearest to but not exceeding one third, is to retire from office as a Director at each annual general meeting. Article 59 of the Constitution provides that the Director or Directors to retire at an annual general meeting are those who have been longest in office since their election and that a Director who retires is eligible for re-election. Article 59 does not apply to the Company’s Managing Director. ASX Listing Rule 14.5 also requires that an entity which has directors must hold an election of Directors at each annual general meeting. Pursuant to these rules, Mr Yossi Segal will retire by rotation, and being eligible, will seek re-election.

Mr Segal (Vice President of R&D and Co-Founder of Mobilicom Israel) was the former CTO and a founding member of Runcom Ltd. Mr Segal is a worldwide expert in OFDM/A and has written essential patents for OFDM/A technology, being the first to implement OFDM/A in a working product. He has also previously led the design and development groups of three mobile integrated circuits (IC chip) and eight wireless broadband systems which are currently in operation and sold worldwide. Mr Segal has taken a leading role in several international wireless standards (IEEE and ETSI) as a committee voting member, and served in the Israeli Army as an officer in an elite electronic warfare research and development unit.

The Board (excluding Mr Segal who abstains from making a recommendation) recommend that shareholders vote in favour of Resolution 2. The Chairman intends to exercise all available proxies in favour of Resolution 2.

Resolution 3: Approval of 10% placement facility

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of their issued share capital through placements over a 12-month period after an AGM (10% Placement Facility). The 10% Placement Facility is in addition to a company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less.

The Company is, at the date of the Notice, an eligible entity.

The Company is seeking shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer below). The Company may use funds raised from any issue(s) under the 10% Placement Facility for development of its existing business and any acquired business, or funding new projects or business opportunities and/or general working capital.

The Company obtained shareholder approval to make issues under ASX Listing Rule 7.1A at its 2022 AGM. This shareholder approval will lapse on 20 May 2023, being 12 months after the date of the 2022 AGM.

The Company seeks to refresh the shareholder approval so as to continue to be able to make issues under the 10% Placement Facility after the Meeting in accordance with ASX Listing Rule 7.1A.

If shareholders pass Resolution 3, the Company may be able to issue the number of equity securities under the 10% Placement Facility in accordance with the formula prescribed by ASX Listing Rule 7.1A.2 (as set out below).). If Resolution 3 is not passed by shareholders, then the Company will not be able to issue equity securities under the 10% Placement Facility.

The Directors of the Company believe that Resolution 3 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution.

Description of Listing Rule 7.1A

●	Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an AGM.

●	Equity securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company. The Company, as at the date of the Notice, has one class of quoted equity securities, being ordinary shares (MOB).

●	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an AGM may, during the 10% Placement Period (defined below), issue a number of equity securities calculated in accordance with the following formula:

(A x D) – E

where:

A	is the number of shares on issue 12 months before the date of the issue or agreement to issue:

(i)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2 other than exception 9, 16 or 17;

(ii)	plus the number of fully paid ordinary shares issued in the relevant period on the conversion of convertible securities within ASX Listing Rule 7.2 where:

a.	the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

b.	the issue of, or agreement to issue, the convertible securities was approved, or take under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(iii)	plus the number of fully paid ordinary shares issued in the relevant period under an agreement to issue securities within ASX Listing Rule 7.2 Exception 16 where:

a.	the agreement was entered into before the commencement of the relevant period; or

b.	the agreement or issue was approved, or taken under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(iv)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4;

(v)	plus the number of partly paid shares that became fully paid in the 12 months;

(vi)	less the number of fully paid shares cancelled in the 12 months.

Note:	“A” has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%.

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the relevant period where the issue or agreement has not been subsequently approved by the holder of ordinary securities under ASX Listing Rule 7.4.

●	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

As at the date of this Meeting, the Company has 1,331,279,666 ordinary shares on issue and will therefore (subject to the passage of the other resolutions at the Meeting) have capacity to issue:

(i)	199,691,949 equity securities under Listing Rule 7.1 (15% capacity); and

(ii)	subject to shareholders approving this Resolution 3, 133,127,966 equity securities (provided such equity securities are in a class of quoted equity securities) under Listing Rule 7.1A.

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer above).

●	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the relevant equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(ii)	if the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

●	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the AGM at which the approval is obtained and expires (and ceases to be valid) on the earlier to occur of:

(i)	the date that is 12 months after the date of the AGM at which the approval is obtained; or

(ii)	the time and date of the next AGM of the Company; or

(iii)	the date of the approval by shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking).

(10% Placement Period).

●	ASX Listing Rule 7.1A

The effect of Resolution 3 will be to allow the Directors of the Company to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period separate to the Company’s 15% placement capacity under ASX Listing Rule 7.1. Resolution 3 is a special resolution and therefore requires approval of 75% of the votes cast by shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate shareholder, by a corporate representative).

Specific Information Required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

●	Any equity security issued will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days immediately before:

(i)	the date on which the price at which the relevant equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(ii)	if the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

●	If Resolution 3 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company would be diluted as shown in the below table. There is a risk that:

(i)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Meeting; and

(ii)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the quantum of funds raised by the issue of the equity securities.

The table below shows the dilution of existing shareholders on the basis of the current market price of the Company’s ordinary shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A.2 as at the date of the Notice. The table also shows:

●	Two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue. The number of ordinary shares on issue may increase as a result of issues of ordinary shares that do not require shareholder approval (for example, a pro-rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future shareholders’ meeting.

●	Two examples of where the price of ordinary shares has decreased by 50% and increased by 50% as against the current market price (being $0.008 (0.8 cents), the closing price of the Company’s ordinary shares at close of trading on 28 April 2023).

Variable “A” in ASX Listing Rule 7.1A.2			Dilution
		$0.004 50% decrease in Deemed Price	$0.008 Deemed Price	$0.012 50% Increase in Deemed Price
Current Variable A	10% Voting Dilution	133,127,966	133,127,966	133,127,966
1,331,279,666 shares	Funds raised	$532,512	$1,065,024	$1,597,536
50% increase in current Variable A	10% Voting Dilution	199,691,949	199,691,949	199,691,949
1,996,919,499 shares	Funds raised	$798,768	$1,597,536	$2,396,303
100% increase in current Variable A	10% Voting Dilution	266,255,932	266,255,932	266,255,932
2,662,559,332 shares	Funds raised	$1,065,024	$2,130,047	$3,195,071

The table above has been prepared on the following assumptions:

●	The figures contained in the table are subject to rounding.

●	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting.

●	No options or warrants are exercised into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A.

●	The table does not demonstrate an example of dilution that may be caused to a particular shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting.

●	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1.

●	The deemed price in the table is indicative only and does not consider the maximum 25% discount to market that the securities may be placed at under ASX Listing Rule 7.1A or any issues made with the approval of shareholders.

The Company may issue the equity securities under Listing Rule 7.1A for cash consideration. In such circumstances, the Company intends to use the funds raised (if any) towards developing its existing business and any acquired business, or to fund new projects or business opportunities and/or for general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A.4 upon issue of any equity securities under the 10% Placement Facility.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

●	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

●	the effect of the issue of the equity securities on the control of the Company;

●	the financial situation and solvency of the Company; and

●	advice from corporate, financial and broking advisers (if applicable).

Due to the forward-looking nature of the approval, the allottees under the 10% Placement Facility have not been determined as at the date of the Notice but may include existing shareholders and/or new shareholders who are not related parties or associates of a related party of the Company.

The Company has previously obtained shareholder approval under ASX Listing Rule 7.1A at its 2022 AGM. During the 12-month period preceding the proposed date of the Meeting, the Company did not issue any shares under the Company’s 10% Placement Capacity under ASX Listing Rule 7.1A.

As at the date of the Notice, the Company has not approached any particular existing shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the equity securities. Accordingly, no existing shareholder’s votes will be excluded under the voting exclusion statement for Resolution 3 in the Notice.

The directors of the Company unanimously recommend shareholders vote in favour of Resolution 3.

OTHER BUSINESS

Resolutions 4A to 4E: Issue of Options to Related Parties

Background

Under Resolutions 4A to 4E, the Company seeks shareholder approval for the purposes of ASX Listing Rule 10.14 and section 195(4) of the Corporations Act to issue an aggregate of 210,000,000 unlisted options to Related Parties of the Company (and/or their nominee(s)) as set out below.

The Company received approval at the 2022 Annual General Meeting for the proposed issue of 46,000,000 options but has not issued the options as at the date of the Meeting. It is not proposed that the options approved by shareholders at the 2022 Annual General Meeting will be issued in the future.

Full terms of the options are set out in Annexure A. A summary of the terms of the Employee Share Option Plan (Plan) is set out in Annexure B and the Company proposes to issue the securities under the Plan.

ASX Listing Rules

ASX Listing Rule 10.14 requires a company to obtain shareholder approval by ordinary resolution prior to the issue of securities under an employee incentive plan to a director of the company or any of their associates or any person whose relationship with the entity or either of those persons is such that in ASX’s opinion the acquisition should be approved by shareholders. All recipients other than Shalom Elkayam are Directors. Shalom Elkayam is a related party of the Company and the Company therefore seeks shareholder approval per ASX Listing Rule 10.14.3.

Shareholder approval is being sought under Listing Rule 10.14 for Resolutions 4A to 4E and as such approval is not required under ASX Listing Rule 7.1.

If shareholders:

●	Pass all of Resolutions 4A to 4E, the Company will be able to issue all of the unlisted options the subject of those Resolutions. In addition, shares issued on exercise of these unlisted options (if any) will increase the placement capacity available to the Company.

●	Pass some, but not all, of Resolutions 4A to 4E, the Company will be able to issue the unlisted options the subject of the Resolution(s) passed by shareholders, but will not be able to issue the unlisted options the subject of the Resolution(s) not passed by shareholders. In addition, shares issued on exercise of unlisted options issued in respect of Resolution(s) approved by shareholders will increase the placement capacity of the Company.

●	Do not pass Resolutions 4A to 4E, the Company will not be able to issue the unlisted options.

The following information is provided in accordance with the requirements of ASX Listing Rule 10.15:

●	The proposed recipients and the maximum number of securities to be acquired by each person for whom approval under ASX Listing Rule 10.14 is sought under Resolutions 4A to 4E is set out in the table below.

#	RECIPIENT*	TOTAL OPTIONS
4A	Oren Elkayam	109,375,000
4B	Yossi Segal	54,687,500
4C	Jonathan Brett	15,312,500
4D	Campbell McComb	15,312,500
4E	Shalom Elkayam	15,312,500
TOTAL		210,000,000

*	May be issued to a nominee(s) of a recipient

●	Each of proposed recipients of unlisted options are Directors (other than Shalom Elkayam) and are therefore persons to whom ASX Listing Rule 10.14.1 applies with respect to the proposed issue of the unlisted options under the Plan. Shalom Elkayam is a related party of the Company and the Company therefore seeks shareholder approval per ASX Listing Rule 10.14.3.

●	No funds are payable for the issue of the unlisted options, which are being issued as incentive options to remunerate each of the recipients, including for prior service rendered as Directors.

●	Details of the total remuneration packages of each of the proposed recipients of unlisted options the subject of Resolutions 4A to 4E are set out below:

Proposed recipient	Gross Cash Salary		Government Post-employment Benefits		Non-monetary Reimbursements
Oren Elkayam	AUD$	355,210	AUD$	145,967	AUD$	14,667
Yossi Segal	AUD$	355,431	AUD$	148,204	AUD$	16,106
Shalom Elkayam*		-		-		-
Campbell McComb	AUD$	40,000		-		-
Jonathan Brett	AUD$	40,000		-		-

*	Shalom Elkayam does not receive any cash compensation and the grant of options are proposed to compensate him for services provided.

●	No securities have previously been issued under the Plan to the proposed recipients, it being noted that the Plan is being proposed for adoption by shareholders under Resolution 5. It is, however, noted that:

o	3,000,000 unlisted options were previously issued under the prior version employee security ownership plan of the Company (as adopted at the 2021 AGM) to Oren Elkayam and/or his nominee(s) pursuant to shareholder approvals obtained at the 2021 AGM of the Company.

o	3,000,000 unlisted options were previously issued under the prior version employee security ownership plan of the Company (as adopted at the 2021 AGM) to Yossi Segal and/or his nominee(s) pursuant to shareholder approvals obtained at the 2021 AGM of the Company.

o	2,000,000 unlisted options were previously issued under the prior version employee security ownership plan of the Company (as adopted at the 2021 AGM) to Jonathan Brett and/or his nominee(s) pursuant to shareholder approvals obtained at the 2021 AGM of the Company.

o	1,500,000 unlisted options were previously issued under the prior version employee security ownership plan of the Company (as adopted at the 2021 AGM) to Campbell McComb and/or his nominee(s) pursuant to shareholder approvals obtained at the 2021 AGM of the Company.

o	2,000,000 unlisted options were previously issued under the prior version employee security ownership plan of the Company (as adopted at the 2021 AGM) to Shalom Elkayam and/or his nominee(s) pursuant to shareholder approvals obtained at the 2021 AGM of the Company.

●	A summary of the key commercial terms of the options are set out in the table below:

Exercise Price	Vesting Date	Expiry Date
The 5 day volume weighted average share price (VWAP) prior to the date of the Annual General Meeting	33.3% of the options 1 year following the issue date	10 years from issue
The 5 day volume weighted average share price (VWAP) prior to the date of the Annual General Meeting	The remaining 66.6% of the options will vest equally quarterly over the period between the 2nd and 3rd years from issue date.	10 years from issue

The full terms of options other than the exercise price, vesting date and expiry date are set out in Annexure A. As noted above, the unlisted options are proposed to be issued as incentive options to remunerate each of the recipients. Options were chosen as a means of preserving cash reserves in the Company whilst providing valuable remuneration to each of the proposed recipients. A Black-Scholes valuation of the options as at 19 April 2023 attributed a value of options as $0.00603 per option, representing an aggregate value of $1,266,300.

●	Subject to receipt of shareholder approval, the Company intends to issue the unlisted options the subject of those of Resolutions 4A to 4E as approved by shareholders following the Annual General Meeting, and in any event no later than three years after the date of the Meeting.

●	The unlisted options are to be issued for no cash as reasonable remuneration.

●	The material terms of the Plan are set out in Annexure B this Memorandum.

●	No loan is to be made in connection with the options.

●	The Company confirms the following:

o	Details of any securities issued under the Plan will be published in the annual report of the Company relating to the period within which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.

o	Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the Plan after Resolutions 4A to 4E are approved and who were not named in the Notice will not participate until approval is obtained under that rule.

●	A voting exclusion for Resolutions 4A to 4E is contained in the Notice which this Memorandum accompanies.

Corporations Act

Under Chapter 2E of the Corporations Act, a public company cannot give a “financial benefit” to a “related party” unless one of the exceptions to the section apply or shareholders have in a general meeting approved the giving of that financial benefit to the related party.

Each of the proposed recipients of the options under Resolutions 4A to 4E inclusive are related parties of the Company as defined under the Corporations Act.

Section 211 of the Corporations Act provides that one of the exceptions to the requirement to obtain shareholder approval for giving a financial benefit to a related party is where the benefit is given to the related party as an officer of the Company and to give the remuneration would be reasonable given:

(a)	the circumstances of the Company; and

(b)	the related party’s circumstances (including the responsibilities involved in the office or employment).

The Company considers the proposed issue is reasonable remuneration and, as such, fall within the exception set out in section 211 of the Corporations Act.

In reaching this view, the Company has considered the respective positions and responsibilities of each of the Directors, the Company’s reliance on a limited number of personnel, the need for the Company to effectively incentivise each of the Directors while aligning the incentive with increasing shareholder value, the desirability of preserving cash resources within the Company, and the terms of the options. The Company considers that the issue of the options is an effective tool which preserves the cash reserves of the Company whilst providing valuable consideration for the Directors.

Notwithstanding the above, and although no related party participated in the decision making process in respect of the Options proposed to be issued to them, the proposed recipients acknowledge that Resolutions 4A to 4E separately relate to the proposed issue of Options to the full Board of the Company. Accordingly, the Directors propose that Resolutions 4A to 4E be put to shareholders for the purposes of section 195(4) of the Corporations Act such that shareholders determine whether the named related parties will be issue Options as set out in the above table.

If Resolutions 4A to 4E are passed and the options, the related parties noted in the table on page 13 of this Memorandum will be issued the options set out in the table on page 13 of this Memorandum.

Resolution 5: Adoption of Incentive Plan

Background

Resolution 5 seeks shareholder approval for the adoption of an employee incentive scheme, being the Employee Security Ownership Plan (Plan). A summary of the Plan is set out in Annexure B and a copy of the Plan can be provided upon request to the Company.

The maximum aggregate number of securities that may be issued without further shareholder approval under the Plan is 100,000,000. The proposed issue of unlisted options the subject of Resolutions 4A to 4E are in addition to the maximum number of securities that may be issued under the Plan without further shareholder approval.

ASX Listing Rules

ASX Listing Rule 7.1 requires that shareholder approval is required for an issue of securities if the securities will, when aggregated with the securities issued by the entity during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12-month period.

ASX Listing Rule 7.2 Exception 13 provides an exception to ASX Listing Rule 7.1 for securities issued under an employee incentive scheme within 3 years of shareholder approval of the scheme. The Company therefore seeks approval of the Plan for the purposes of ASX Listing Rule 7.2 Exception 13 so that issues of securities under the Plan do not impede the capacity of the Company to issue up to a further 15% of its capital without shareholder approval.

The Company has issued 7,503,678 under the Plan in the past 12 months.

The Company proposes issuing the securities the subject of Resolutions 4A to 4E under the Plan.

In addition to the securities described above, the Company may in future issue further securities under the Plan. The maximum aggregate number of securities that may be issued without further shareholder approval under the Plan is 100,000,000. The proposed issue of unlisted options the subject of Resolutions 4A to 4E are in addition to the maximum number of securities that may be issued under the Plan without further shareholder approval.

Any issue or agreement to issue securities under the Plan will be announced to ASX.

General

An electronic copy of the Plan will be made available to shareholders upon request to the Company.

A voting exclusion statement as set out in the Notice applies to this Resolution 5.

Glossary

In this Explanatory Memorandum, and the Notice:

Board means the Board of Directors of the Company.

Chair means the chair of the Meeting and Chairman shall have a corresponding meaning.

Company means Mobilicom Limited.

Constitution means the Constitution of the Company.

Director means a Director of the Company.

Explanatory Memorandum means this Explanatory Memorandum which forms part of the Notice of Meeting.

ASX Listing Rules means the listing rules of the ASX Limited.

Meeting means the Annual General Meeting of the Company the subject of this Notice of Meeting scheduled to occur on 31 May 2023.

Notice means this Notice of Annual General Meeting.

Shareholder means a holder of a Share.

Share means a fully paid ordinary share in the capital of the Company.

ANNEXURE A

OPTION TERMS

Each class of ESOP Option is issued under the Plan and has the Exercise Price, vesting date and Expiry Date set out in the table below:

Exercise Price	Vesting Date	Expiry Date
Based on the 5 day volume weighted average share price (VWAP) prior to the date of the Annual General Meeting	33.3% of the options 1 year following the issue date	10 years from issue
Based on the 5 day volume weighted average share price (VWAP) prior to the date of the Annual General Meeting	The remaining 66.6% of the options will vest equally quarterly over the period between the 2nd and 3rd years from issue date.	10 years from issue

Reference in this Exhibit A to “Option” is to a vested ESOP Option. Clauses (h), (i), (j), (k), (l) and (m) below apply to vested and unvested ESOP Options.

(a)	Each Option entitles the holder to acquire one fully paid ordinary share (Share) in the capital of the Company.

(b)	The exercise price is the Exercise Price noted in the table above applicable to that class of ESOP Option.

(c)	Each Option is exercisable at any time prior to 5:00pm Melbourne time on the Expiry Date noted in the table above applicable to that class of ESOP Option.

(d)	Options may be exercised by providing written notice together with payment for the number of Shares in respect of which Options are exercised to the registered office of the Company.

(e)	Any Option that has not been exercised prior to the Expiry Date or cancelled in accordance with these terms shall automatically lapse.

(f)	An Option shall not be able to be exercised (and the Company will not be required to issue Shares upon such exercise) if it would be unlawful to do so.

(g)	The Exercise Price is payable in full upon exercise of Options.

(h)	Where an Option holder determines to exercise some, but not all, of their held Options, the total aggregate amount payable to exercise the Options must be a minimum of $1,000.

(i)	All Shares issued upon exercise of Options will rank pari passu in all respect with, and have the same terms as, the Company’s then issued fully paid ordinary shares. The Company will apply for official quotation by ASX of all Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX and the Company being listed on ASX at the relevant time. The Options will not give any right to participate in dividends until shares are issued pursuant to the terms of the relevant Options.

(j)	There are no participation rights or entitlements inherent in the Options. Option holders are not entitled to participate in new issues of securities offers to shareholders without first exercising the Option. Prior to the Expiry Date and if required by the ASX Listing Rules, the Company will send notices to option holders in accordance with the time limits required by the ASX Listing Rules in respect of offers of securities made to shareholders.

(k)	In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the exercise price of the Options or both shall be reconstructed in accordance with the ASX Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

(l)	These terms are subject to and are to be interpreted in accordance with the terms of the Plan.

(m)	Options will otherwise have the terms as required by ASX and the ASX Listing Rules.

ANNEXURE B

EMPLOYEE SHARE OPTION PLAN SUMMARY

Summary of the Mobilicom Limited Employee Share Option Plan (ESOP in this Annexure B)

Eligible Employees	Means any full or part time employees, consultants of the Company or its associated bodies corporate, or other such persons that the Directors see fit, excluding Directors (unless separate shareholder approval is obtained).
Option	Means an option to acquire a Share issued in accordance with the ESOP.
Purpose	The ESOP is intended to provide mechanisms through which the Company can incentivise key management, staff and contractors.
ESOP administration

The ESOP shall be administered by the Directors who shall have power to:

(i)        determine appropriate procedures for administration of the ESOP consistent with the ESOP Terms and Conditions;

(ii)       resolve conclusively all questions of fact or interpretation or dispute in connection with the ESOP and settle, as the Directors in their absolute discretion determine expedient, any difficulties or anomalies howsoever arising with or by reason of the operation of the ESOP; and

(iii)      delegate to any one or more persons for such period and on such conditions as it may determine the exercise of any of the Directors’ powers or discretions arising under the ESOP.

Eligibility	Eligible Employees entitled to participate in the ESOP shall be determined by the Directors in their absolute discretion taking into account a person’s skills, experience, length of service, remuneration level and such other criteria as the Directors consider appropriate in the circumstance.
Offer and application

An application to be issued Options may be made by Eligible Employees invited to participate in the ESOP using the acceptance form which will accompany the invitation to participate in the ESOP.

The invitation to an Eligible Employee to participate in the ESOP will include:

(i)        whether the Options issued may incorporate performance related factors;

(ii)       the number of Options to be issued to an Eligible Employee under the ESOP;

(iii)      the exercise price of the Options, subject to applicable laws; and

(iv)      the periods during which the Options may be exercised or will vest.

Options not transferrable	An Option may not be transferred or assigned except that a legal personal representative of a holder of an Option who has died or whose estate is liable to be dealt under the laws relating to mental health will be entitled to be registered as the holder of that Option after the production to the Directors of such documents or other evidence as the Directors may reasonably require to establish that entitlement.
Acquisition Price	Options will be issued free of charge to Eligible Employees.
Maximum Number of Options and Shares

The total number of securities that can be issued pursuant to the ESOP without further shareholder approval on and from the Meeting is limited to 100,000,000. The Company proposes issuing the 210,000,000 Options the subject of Resolutions 4A to 4E under the Plan. These Options, although being issued under the ESOP, are in addition to the limit on the maximum number of securities that may be issued under the ESOP noted above.

Subject to compliance with the ‘5% issue limit’ set out in ASIC Class Order 14/1000 as applicable, Options may be offered under this ESOP without the issue of a disclosure document in accordance with Chapter 6D of the Corporations Act. The Company may also issue Options (whether under this ESOP or otherwise) without the issue of a disclosure document in reliance on other exceptions to the disclosure requirement of the Corporations Act 2001 (Cth) including issued that did not need disclosure to investors because of section 708 of the Corporations Act.

Lapse of Options

Unless the Directors in their absolute discretion determine otherwise, Options shall lapse upon the earlier of:

(i)        the expiry of the exercise date;

(ii)       the expiry of 60 days after the Option holder ceases to be an Eligible Employee by reason of dismissal, resignation or termination of employment, office or services for any reason;

(iii)      the expiry of 60 days after the Option holder ceases to be an Eligible Employee by reason of retirement; or

(iv)      a determination by the Directors acting reasonably that the Option holder has acted fraudulently, dishonestly or in breach of his or her obligations to the Company or an associated body corporate.

Rights attaching to Shares	Shares issued pursuant to the exercise of Options will in all respects, including bonus issues and new issues, rank equally and carry the same rights and entitlements as other Shares on issue.
Capital Event / Change of Control

Notwithstanding the Terms and Conditions, upon the occurrence of a Trigger Event the Directors may determine:

(i)        that the Options may be exercised at any time from the date of such determination, and in any number until the date determined by the Directors acting bona fide so as to permit the holder to participate in any change of control arising from a Trigger Event provided that the Directors will forthwith advise in writing each holder of such determination (thereafter, the Options shall lapse to the extent they have not been exercised); or

(ii)       to use their reasonable endeavours to procure that an offer is made to holders of Options on like terms (having regard to the nature and value of the Options) to the terms proposed under the Trigger Event in which case the Directors shall determine an appropriate period during which the holder may elect to accept the offer and, if the holder has not so elected at the end of that period, the Options shall immediately become exercisable and if not exercised within 10 days, shall lapse.

Trigger Event means:

(i)        the despatch of a notice of meeting to consider a scheme of arrangement between the Company and its creditors or members or any class thereof pursuant to section 411 of the Corporations Act;

(ii)       the sale of all or substantially all of the assets of the Company to an unrelated third party;

(iii)      the service of a bidder’s statement or a like document on the Company; or

(iv)      the date upon which a person or a group of associated person becomes entitled, subsequent to the date of issue of the Option, to sufficient Shares to give it or them the ability, in general meeting to replace all, or allow a majority, of Directors in circumstances where such ability was not already held by a person associated with such person or group of associated persons.

No quotation of Options	The Options will not be quoted on the ASX. However, application will be made to the ASX for official quotation of the Shares issued on the exercise of the Options.